FORM 4

  (   )  Check this box if no longer
         subject to Section 16.  Form 4
         or Form 5 obligations may continue.
         See Instruction 1(b).

         U.S. SECURITIES AND EXCHANGE COMMISSION       _____________________
                 WASHINGTON, D.C.  20549              |   OMB APPROVAL      |
       STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP   |_____________________|
                                                      |OMB NUMBER: 3235-0287|
                                                      |EXPIRES:             |
                                                      | SEPTEMBER 30, 1998  |
       Filed pursuant to Section 16(a) of the         |ESTIMATED AVERAGE    |
         Securities Exchange Act of 1934,             |BURDEN HOURS         |
        Section 17(a) of the Public Utility           |PER RESPONSE 0.5     |
          Holding Company Act of 1935                 |_____________________|
       or Section 30(f) of the Investment
              Company Act of 1940
 ____________________________________________________________________________
 1. Name and Address of Reporting Person
    Meyer, Edward H.
 ____________________________________________________________________________
 2. Issuer Name and Ticker or Trading Symbol
    Grey Advertising Inc.
 ____________________________________________________________________________
 3. IRS OR SOCIAL SECURITY NUMBER OF REPORTING PERSON (VOLUNTARY)

 ____________________________________________________________________________
 4. Statement for Month/Year
    May 1998
 ____________________________________________________________________________
 5. If Amendment, Date of Original (Month/Year)

 ____________________________________________________________________________
 6. Relationship of reporting person to Issuer (Check all applicable)
  (X) DIRECTOR
  (X) 10% OWNER
  (X) OFFICER (GIVE TITLE BELOW)
  ( ) OTHER (SPECIFY TITLE BELOW)

   Chairman of the Board and Chief Executive Officer
 ____________________________________________________________________________
 7. Individual, or Joint/Group Filing (Check all applicable)
  (X) Form filed by One Reporting Person
  ( ) Form filed by More than One Reporting Person

 ============================================================================
 TABLE I
 Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
 ____________________________________________________________________________
 1. Title of Security (Instr. 3)
      Common Stock
 ____________________________________________________________________________
 2. Transaction Date (Month/Day/Year)
      May  4, 1998
      May  8, 1998
      May 14, 1998
      May 20, 1998
      May 22, 1998
      May 29, 1998
      May 29, 1998
 ____________________________________________________________________________
 3. Transaction Code (Instr. 8)
      S
 ____________________________________________________________________________
 4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)
      (D) 500 shares at a price of $456.00 per share.
      (D) 200 shares at a price of $440.00 per share.
      (D) 500 shares at a price of $440.00 per share.
      (D) 500 shares at a price of $440.00 per share.
      (D) 300 shares at a price of $428.00 per share.
      (D) 200 shares at a price of $434.00 per share.
      (D) 300 shares at a price of $431.00 per share.
 ____________________________________________________________________________
 5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4) 194,075
 ____________________________________________________________________________
 6. Ownership Form: Direct(D) or Indirect(I) (Instr. 4)
      (D)
 ____________________________________________________________________________
 7. Nature of Indirect Beneficial Ownership (Instr. 4)

 ____________________________________________________________________________
 Reminder:  Report on a separate line for each class of securities beneficially owned directly or indirectly.
 ============================================================================
 TABLE II
 Derivative Securities Acquired, Disposed of, or Beneficially Owned
 (e.g., Puts, Calls, Warrants, Options, Convertible securities)
 ____________________________________________________________________________
 1. Title of Derivative Security (Instr. 3)

 ____________________________________________________________________________
 2. Conversion or Exercise Price of Derivative Security

 ____________________________________________________________________________
 3. Transaction Date (Month/Day/Year)

 ____________________________________________________________________________
 4. Transaction Code (Instr. 8)

 ____________________________________________________________________________
 5. Number of Derivative Securities Acquired (A) or Disposed of (D)
         (Instr. 3, 4, and 5)

 ____________________________________________________________________________
 6. Date Exercisable and Expiration Date (Month/Day/Year)

 ____________________________________________________________________________
 7. Title and Amount of Underlying Securities (Instr. 3 and 4)

 ____________________________________________________________________________
 8. Price of Derivative Securities (Instr. 5)

 ____________________________________________________________________________
 9. Number of Derivative Securities Beneficially Owned at End of Month
         (Instr. 4)

 ____________________________________________________________________________
 10. Ownership Form of Derivative Security: Direct(D) or Indirect(I)
         (Instr. 4)

 ____________________________________________________________________________
 11. Nature of Indirect Beneficial Ownership (Instr. 4)

 ____________________________________________________________________________
 EXPLANATION OF RESPONSES:


     /s/ Edward H. Meyer                                June 3, 1998
    ----------------------------------               ----------------
    **  SIGNATURE OF REPORTING PERSON                     DATE

 _____________________________

    ** INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS CONSTITUTE FEDERAL CRIMINAL VIOLATIONS. SEE 18 U.S.C. 1001 AND 15 U.S.C. 78FF(A).